UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934




                         GAME TRADING TECHNOLOGIES, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    364664012
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                                 (CUSIP Number)

                                February 25, 2010
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

            [ ] Rule 13d-1(b)
            [X] Rule 13d-1(c)
            [ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  364664012
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(1)  Names of Reporting Persons:

                        Gregg A. Smith
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(2)  Check  the  Appropriate  Box if a  Member of a Group   (See   Instructions)
           (a) [X]
           (b) [ ]
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization:  United States of America
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Number of Shares Beneficially Owned by
    Each Reporting Person With        (5)  Sole Voting Power:           701,250
                                           -------------------------------------
                                      (6)  Shared Voting Power:               0
                                           -------------------------------------
                                      (7)  Sole Dispositive Power:      701,250
                                           -------------------------------------
                                      (8)  Shared Dispositive Power:          0
                                           -------------------------------------
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:   701,250
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(10) Check if the  Aggregate  Amount in Row (9)  Excludes  Certain  Shares  (See
     Instructions)  [ ]
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(11) Percent of Class Represented by Amount in Row (9):   8.36% (See Item 4)
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(12) Type of Reporting Person (See Instructions):  IN
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


Item 1(a).  Name Of Issuer:    GAME TRADING TECHNOLOGIES, INC. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:
           10957 McCormick Road
           Hunt Valley, MD 21031


Item 2(a). Name of Person Filing:   Gregg A. Smith (the "Reporting Person")

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            623 Fifth Avenue, 32nd Floor, New York, NY 10022.

Item 2(c).  Citizenship:  The Reporting Person is a United States citizen.

Item 2(d). Title of Class of Securities: Common Stock

Item 2(e).  CUSIP No.:  364664012


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.     Ownership

               The Reporting Person is the sole member of Evolution Corporate Advisors LLC, which owns 600,000 of the shares of common stock reported in this Schedule 13G. As such, the Reporting Person may be deemed to be the beneficial owner of the securities held by Evolution Corporate Advisors LLC reported in this Schedule 13G. The Reporting Person also directly holds a warrant to purchase 101,250 shares of common stock.

               The percentages used herein are calculated based on the 8,290,000 shares of common stock issued and outstanding as of February 25, 2010, as reported in the Company's Current Report on Form 8-KA filed with the Securities and Exchange Commission by the Company on March 10, 2010.

           Gregg A. Smith

           (a) Amount beneficially owned: 701,250

           (b) Percent of class: 8.36%

           (c) Number of shares as to which such person has:

                 i. Sole power to vote or to direct the vote: 701,250

                ii. Shared power to vote or to direct the vote: 0

               iii. Sole power to dispose or to direct the disposition: 701,250

                iv. Shared power to dispose or to direct the disposition: 0


Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities:

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification

          By signing below the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          March 26, 2010


                                          /s/ Gregg A. Smith
                                          --------------------------------------
                                          GREGG A. SMITH



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)